January 30, 2025

Paul H. Sunu
Chief Executive Officer
Windstream Parent, Inc.
4005 Rodney Parham Road
Little Rock, AR 72212

       Re: Windstream Parent, Inc.
           Amendment No. 4 to Registration Statement on Form S-4
           January 17, 2025
           File No. 333-281068
Dear Paul H. Sunu:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 6, 2025 letter.

Amendment No. 4 to Registration Statement on Form S-4
Unaudited Pro Forma Condensed Combined Financial Information, page 73

1. We note your response to prior comments 4 and 5. For assets where estimated useful life is changing, disclose the asset, its current useful life and the new expected useful life used in the pro forma adjustment.
Exhibits

2. We note that you issued $1.4 billion in Additional Windstream 2031 Notes on
       December 23, 2024. Please advise us whether you will file a supplement to your
       Indenture governing the 8.250% Senior First Lien Notes due 2031, filed as Exhibit
       4.18. We note that the issuance of a supplement Indenture is referenced in Section 2.1 of Exhibit 4.18 if Additional Notes were issued.
 January 30, 2025
Page 2

General

3. We continue to consider your responses to prior comments 6, 18 and 20 of your letter dated October 29, 2024 along with your responses to the related comments in your letter dated December 5, 2024.
        Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at 202-551-3297 or Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Ben Pedersen, Esq.